November 22, 2013

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-187847 and 811-22824 Steben Select Multi-Strategy Master Fund, File No. 811-22872

Dear Ms. Dubey:

On November 13, 2013, Steben Select Multi-Strategy Fund (the “Fund”) filed a response to comments provided by you and Ed Bartz of your office relating to the pre-effective amendment to the Fund’s Registration Statement on Form N-2 (“Pre-Effective Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”) (accession number 0001144204-13-041802).

Following below is a summary of the oral comments provided by you and Chad Eskelson of your office on November 18 and November 14, 2013, respectively, regarding the Fund’s responses to those comments.  As you noted, to the extent that your comments apply to the Registration Statement on Form N-2 for the Steben Select Multi-Strategy Master Fund (the “Master Fund”), such comments should be addressed in that registration statement.

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-Effective Amendment.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed in a Pre-Effective Amendment No. 3 on or about November 21, 2013.

1.	Comment: On page 5 of the prospectus, it states that the Master Fund may take short positions. Please either: (a) state in the prospectus that the Master Fund currently has no intention of engaging in short sales or (b) include a line item in the Fund's fee and expense table that reflect estimated interest expenses related to short sales.

Response: The Fund has included a statement in the prospectus that the Master Fund currently has no intention to engage in short sales.

2.	Comment: On page 15 of the prospectus in the Fee and Expense Table, please move the operating service fee expense for the Master Fund from the “acquired fund fees and expense” line item to the “other expense” line item.

Securities and Exchange Commission

November 22, 2013

Response: The Fund had made the requested move.

3.	Comment: In footnote 6 to the Fee and Expense Table on page 15 of the prospectus, please include the specific operating services expense fee to be paid by the Fund to the Investment Manager. In addition, please include this disclosure in the prospectus under the section "Fund Expenses" that also discusses the Operating Services Agreement. Further, please include similar disclosure for the Master Fund.

Response: The Fund has made the requested changes.

4.	Comment: On page 20 of the prospectus, please add corresponding disclosure from page 3 in the Summary Section regarding the credit quality of the fixed income securities in which the underlying funds may invest. Also, please disclosure the maturity policy in both locations in the prospectus.

Response: The Fund has made the requested changes.

5.	Comment: On page 23 of the prospectus, it states that that the Fund and the Master Fund may engage in borrowing. Please either: (a) state that the Fund and the Master Fund have no current intention of engaging in borrowing or (b) include a line item in the Fee and Expense Table with the estimated interest expenses.

Response: The Fund has stated that it hasn't current intention of engaging in borrowing.

6.	Comment: Please include the undertaking required by Item 34.1 of Form N-2.

Response: The Fund respectively declines to include the undertaking for the following reasons. The undertaking in Item 34.1 is relevant only to a traditional closed-end fund initial public offering in which the fund issues a fix number of shares at a fixed initial price. Such a fund commences operations upon its initial sales and its NAV begins to vary from the initial offer price. During the underwriting, and in particular with respect to the period immediately following the initial sales during which the underwriters may exercise an overallotment option (the so-called “green shoe”), such an NAV change may be material and the issuer may need to amend the prospectus to reflect a material change from the fixed initial offering price that was disclosed (the staff traditionally has taken a stance that 10% is a rule of thumb material change). An investor without the amendment could purchase at the fixed offer price where the NAV had changed. Such an amendment, and thus the undertaking itself, is wholly irrelevant, however, to a continuously-offered closed-end fund which wholly unlike the initial offer of a traditional closed-end fund discloses that it offers and sells shares continuously only at current NAV, whatever that NAV may be. Indeed, if the Fund were to adopt the undertaking, and suffer an NAV decline of 10% or greater, the undertaking would have the absurd result of requiring the Fund to cease its offer until it amends its registration statement to state exactly what the registration statement already disclosed – that the Fund offers its shares at current NAV.

Securities and Exchange Commission

November 22, 2013

7.	Comment: Please include updated consent of independent public accountant with next pre-effective amendment filing.

Response: As requested by the Fund's independent public accounting firm, the Fund included a corrected consent in a Pre-Effective Amendment No. 2 filed via EDGAR with the SEC on November 20, 2013 (accession number 0001144204-13-063350). Updated consents from the Funds’ independent public accounting firm will be filed with Pre-Effective Amendment No 3.

8.	Comment: Please include the Tandy representations.

Response: The Funds acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the SEC’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the SEC staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

* * * * *

We appreciate your review of the revised prospectus and SAI. In order to commence operations as soon as possible, we request that the staff declare the Fund’s registration statement effective.

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada
K&L Gates LLP